UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s Place

London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒         Form 40-F            ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227554) OF SANTANDER UK GROUP HOLDINGS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Santander UK Group Holdings plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-227554).

Exhibit No.	Description of Document
4.10	Fourth Supplemental Indenture, dated August 21, 2020 between Santander UK Group Holdings plc and Wells Fargo Bank, National Association, as trustee.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to Santander UK Group Holdings plc.

5.2	Opinion of Slaughter and May, English solicitors to Santander UK Group Holdings plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

By:	/s/ Svjetlana Lugonjic
Name:	SVJETLANA LUGONJIC
Title:	AUTHORISED ATTORNEY

Date: August 21, 2020